Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 APR 18 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 April 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance [redacted]
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07022654

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total voting rights
2. Q1 Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Regulatory Announcement

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Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	14:30 30-Mar-07
Number	1142U

RECEIVED
2007 APR 18 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page
INTERNATIONAL

RNS Number:1142U
Michael Page International PLC
30 March 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At close of business on 30 March 2007, Michael Page International plc's capital consists of 332,287,522 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 332,287,522.

The above figure of 332,287,522 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Q1 Trading Update
Released	07:00 04-Apr-07
Number	3656U

Michael Page
INTERNATIONAL

4 April 2007

2007 FIRST QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports first quarter gross profits of £105.4m, an increase of 33.2% over the £79.2m recorded in the first quarter of 2006.

In the UK, the most developed market in which the Group operates, first quarter gross profits were £44.1m, 20.4% up on the first quarter of 2006 (£36.6m). All specialist disciplines continued to demonstrate strong growth rates. During the first quarter we opened an office in Leicester.

In Europe, Middle East and Africa (EMEA), first quarter gross profits were £41.9m, 49.3% up on the first quarter of 2006 (£28.1m). In France, the largest business representing 34% of EMEA gross profits, growth was 21%. All the remaining countries grew at a combined rate of 70%. The new businesses we started last year in Moscow, Dublin, Johannesburg and Dubai are ahead of plan. During the first quarter we started a business in Luxembourg and opened our fifth German office in Hamburg.

In Asia Pacific, first quarter gross profits were £12.2m, 24.4% up on the first quarter of 2006 (£9.8m). In Australia we achieved growth in the first quarter of 11% (17% in local currency) and we are confident that we will continue to see further progress as the year continues. In Asia we achieved growth of 46% with Hong Kong and Tokyo performing particularly well.

In the Americas, first quarter gross profits were £7.1m, 54.6% up on the first quarter of 2006 (£4.6m). In the Americas we continue to invest in management as well as fee earners. In North America we opened our eighth office in Hartford and at the start of April, our ninth office in Atlanta. In Latin America, our business in Brazil continued its strong growth and the new business in Mexico is also ahead of plan.

During the first quarter the Group repurchased and cancelled 3.0m shares at an average price per share of 491.2p. Also during the first quarter 2.2m new shares were issued following the exercise of share options by employees.

Commenting on the first quarter trading, Steve Ingham, Chief Executive said:
"This has been an outstanding start to the year with strong growth from all regions and in constant currencies the Group's gross profits grew by 37%.

"We have continued our strategy of organic growth opening in Luxembourg and in existing countries by opening new offices and rolling out disciplines. As envisaged we increased our headcount as many teams around the world reached capacity and reacted by adding new fee earners. At the end of March, with EMEA well ahead of plan, we have approximately 4,100 staff.

"In all countries, without exception, we are currently experiencing strong levels of client activity against a backdrop of an increasingly common theme of a shortage of good quality candidates. Through the combination of our website, our biggest source of candidates, an internationally respected brand and a global database of candidates, we believe we can leverage our competitive advantage. As a result the outlook for Michael Page continues to be very encouraging."

Enquiries:

Michael Page International plc

Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain/Susanne Walker		0207 269 7291

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